Exhibit 22.1

List of Issuer and Guarantor Subsidiaries of Endo, Inc.

The following subsidiaries of Endo, Inc. (the “Company”) are the issuer or guarantors of the Company’s 8.500% senior secured notes due 2031.

Subsidiary	Jurisdiction of Incorporation or Organization	Issuer/Guarantor
Endo Finance Holdings, Inc.	Delaware	Issuer Subsidiary

Endo Enterprise, Inc.	Delaware	Guarantor Subsidiary

Endo USA, Inc.	Delaware	Guarantor Subsidiary

Endo US Holdings Luxembourg I S.a r.l.	Luxembourg	Guarantor Subsidiary

Operand Pharmaceuticals Holdco I Limited	Ireland	Guarantor Subsidiary

Endo Biologics Limited	Ireland	Guarantor Subsidiary

Endo Operations Limited	Ireland	Guarantor Subsidiary